UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):    Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):    Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF APPROVAL OF DEMERGER PROPOSAL

On December 28, 2012, Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), submitted a letter to the Indian stock exchanges notifying them that the Company’s shareholders, at a court convened meeting of the shareholders held on December 28, 2012, approved the scheme of arrangement between Wipro Limited, Azim Premji Custodial Services Private Limited and Wipro Trademarks Holding Limited. The letter attached hereto as Exhibit 99.1 is being provided pursuant to General Instruction B to Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer & Director

Dated: January 2, 2013

INDEX TO EXHIBITS

Item

99.1	Letter to Indian Stock Exchanges, dated December 28, 2012, announcing that Wipro Limited’s shareholders, at a court convened meeting of the shareholders held on December 28, 2012, approved the scheme of arrangement between Wipro Limited, Azim Premji Custodial Services Private Limited and Wipro Trademarks Holding Limited.